EXHIBIT 99.1

Ero Copper Announces Voting Results of Annual General Meeting of Shareholders

VANCOUVER, British Columbia , April 24, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) reported the voting results from its Annual General Meeting of Shareholders held today in Vancouver, British Columbia. A total of 88,486,748 common shares were represented at the meeting, being 85.44% of the issued and outstanding common shares of the Company as at the March 5, 2025 record date. Shareholders voted in favour of all items of business before the meeting, including the re-election of management’s nominees as directors for the ensuing year and the advisory vote on executive compensation. Detailed results of the votes are presented below.

Each item of business voted upon at the meeting is described in detail in the Company's Management Information Circular dated March 6, 2025 (the “Circular”), which is available on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov).

SET THE NUMBER OF DIRECTORS AT TEN

Shareholders approved the proposal to set the number of directors at ten with 99.68% of votes cast in favour.

ELECTION OF DIRECTORS

Shareholders re-elected ten directors as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
David Strang	74,403,908	1,323,320	98.25%	1.75%
Makko DeFilippo	75,019,071	708,157	99.06%	0.94%
Jill Angevine	74,107,333	1,619,895	97.86%	2.14%
Lyle Braaten	73,343,218	2,384,010	96.85%	3.15%
Steven Busby	72,987,840	2,739,388	96.38%	3.62%
Dr. Sally Eyre	74,138,186	1,589,042	97.90%	2.10%
Robert Getz	73,295,009	2,432,219	96.79%	3.21%
Chantal Gosselin	74,213,975	1,513,253	98.00%	2.00%
Faheem Tejani	74,237,166	1,490,062	98.03%	1.97%
John Wright	74,238,750	1,488,478	98.03%	1.97%

APPOINTMENT OF AUDITOR

Shareholders re-appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company and authorized the directors of the Company to fix the remuneration to be paid to the auditor with 99.71% of votes cast in favour.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders approved the non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular with 98.19% of votes cast in favour.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, Executive Vice President, External Affairs and Strategy
(604) 335-7504
info@erocopper.com